[Smart Online, Inc. Letterhead]

August 19, 2008

Reference Number: 20080809
VIA EDGAR
Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Smart Online, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on March 25, 2008
File No. 001-32634

Dear Mr. Krikorian:

As our outside legal counsel at Smith Anderson discussed with Ms. Tangen of your office, this letter is to confirm to you that Smart Online, Inc. (the “Company”) is in receipt of your comment letter dated August 18, 2008, with respect to the above-referenced filing made by the Company with the Securities and Exchange Commission, and to further inform you that the Company intends to respond in writing to each of the comments contained therein on September 15, 2008. The Company needs the additional time to respond because it recently appointed a new Chief Financial Officer who was not involved with drafting the above-referenced filing. In addition, the Company will likely need to consult with the person serving as Chief Financial Officer at the time the above-referenced filing was made in order to provide complete and accurate responses.

If you have any questions, please do not hesitate to contact me by phone ((919) 237-4200) or email (david.colburn@smartoline.com).

Sincerely,

/s/ David E. Colburn

David E. Colburn
President and Chief Executive Officer